SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

August 9, 2019	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LINE Corporation Announces Consolidated Financial Results for the

Six Months Ended June 30, 2019

TOKYO—LINE Corporation (NYSE:LN) (TOKYO: 3938) announces its consolidated financial results for the six months ended June 30, 2019.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us,” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

Cautionary statement with respect to forward-looking statements, and other information

This document contains forward-looking statements with respect to the current plans, estimates, strategies and beliefs of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to the Company, speak only as of the date hereof and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in the document. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and the Company does not intend to update any of these forward-looking statements. Risks and uncertainties that might affect the Company include, but are not limited to:

i.	its ability to attract and retain users and increase the level of engagement of its users;

ii.	its ability to improve user monetization;

iii.	its ability to successfully enter new markets and manage its business expansion;

iv.	its ability to compete in the global social network services market;

v.	its ability to develop or acquire new products and services, improve its existing products and services and increase the value of its products and services in a timely and cost-effective manner;

vi.	its ability to maintain good relationships with platform partners and attract new platform partners;

vii.	its ability to attract advertisers to the LINE platform and increase the amount that advertisers spend with LINE;

viii.	its expectations regarding its user growth rate and the usage of its mobile applications;

ix.	its ability to increase revenues and its revenue growth rate;

x.	its ability to timely and effectively scale and adapt its existing technology and network infrastructure;

xi.	its ability to successfully acquire and integrate companies and assets;

xii.	its future business development, results of operations and financial condition;

xiii.	the regulatory environment in which it operates;

xiv.	fluctuations in currency exchange rates and changes in the proportion of its revenues and expenses denominated in foreign currencies; and

xv.	changes in business or macroeconomic conditions.

LINE Corporation

A. Corporate information

I. Corporate overview

1. Selected consolidated financial data

Term		19th term Six months ended June 30, 2018		20th term Six months ended June 30, 2019		19th term
Accounting period		From January 1, 2018 to June 30, 2018		From January 1, 2019 to June 30, 2019		From January 1, 2018 to December 31, 2018
Revenues [Second quarter]	(Millions of yen)	99,361 [50,625	]	110,760 [55,437	]	207,182
Profit/Loss before tax from continuing operations	(Millions of yen)	6,634		(28,490)		3,354
Profit/Loss for the period	(Millions of yen)	1,907		(28,029)		(5,792)
Profit/Loss for the period attributable to the shareholders of the Company [Second quarter]	(Millions of yen)	2,912 [4,295	]	(26,619 [(16,305	) )]	(3,718)
Total comprehensive loss for the period, net of tax	(Millions of yen)	(1,586)		(31,086)		(11,929)
Equity attributable to the shareholders of the Company	(Millions of yen)	185,848		171,708		198,916
Total assets	(Millions of yen)	301,967		541,618		486,587
Basic profit/loss for the period per share attributable to the shareholders of the Company [Second quarter]	(Yen)	12.24 [18.04	]	(111.44 [(68.19	) )]	(15.62)
Diluted profit/loss for the period per share attributable to the shareholders of the Company	(Yen)	12.11		(111.44)		(15.62)
Ratio of equity attributable to the shareholders of the Company to total assets	(%)	61.5		31.7		40.9
Net cash provided by/(used in) operating activities	(Millions of yen)	3,349		(1,689)		9,122
Net cash used in investing activities	(Millions of yen)	(24,703)		(39,121)		(52,884)
Net cash provided by financing activities	(Millions of yen)	289		11,417		178,401
Cash and cash equivalents at the end of the period	(Millions of yen)	101,742		226,038		256,978

Notes:	1. Trends in these selected financial data for the Company on a stand-alone basis are not separately discussed as we prepare quarterly consolidated financial statements.

2. Revenues do not include consumption taxes.

3. The above financial data were prepared based on the unaudited interim condensed consolidated financial statements and the consolidated financial statements prepared in accordance with International Financial Reporting Standards “IFRS”.

4  Total assets increased as a result of proceeds received from the issuance of convertible bonds with stock acquisition rights for the nine-month period ended September 30, 2018.

2. Business description

During the six months ended June 30, 2019, there were no material changes in the business of the Group or in the principal subsidiaries and affiliates of the Company.

II. Business

1. Risk factors

During the six months ended June 30, 2019, there were no material changes either regarding the occurrence of new operational risks or regarding operational risks mentioned in the previous fiscal year’s annual securities report.

For readers of this English translation: There were no material changes from the information presented in the Risk Factors section of the Company’s Annual Report on Form 20-F (File No. 001-37821) filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2019 (the “2018 Form 20-F”).

2. Analysis of financial position, operating results and cash flow position by management

The analysis of financial position, operating results and cash flow position of the Group by management is as follows:

(1) Financial position and operating results

Consolidated financial results of the Group are calculated based on IFRS.

Results of operations

	Six months ended June 30, 2018	Six months ended June 30, 2019
Revenues	99,361	110,760
Profit/(loss) from operating activities	10,321	(21,816)
Profit/(loss) before tax for the period from continuing operations	6,634	(28,490)
Profit/(loss) for the period	1,907	(28,029)
Profit/(loss) for the period attributable to the shareholders of the Company	2,912	(26,619)

The revenues in the first six months ended June 30, 2019 was 110,760 million yen, an increase of 11.5% year on year. The major factor for the increase in revenues was an increase of sales revenues related to advertising services and LINE Friends.

Loss from operating activities in the first six months ended June 30, 2019 was 21,816 million yen, compared to a profit of 10,321 million yen in the same period of the previous year.

The key factors for posting the loss from operating activities while revenues increased are as follows:

Other operating income

Other operating income decreased by 9,725 million yen year on year due to the absence of the previous year’s gain on loss of control over LINE Mobile Corporation, totaling 9,494 million yen, as a result of its conversion from a subsidiary to an associate accounted for under the equity method.

Payment processing and licensing expenses, and sales commission expenses

In line with the aforementioned increase in revenues, payment processing and licensing expenses increased by 2,027 million yen and sales commission expenses increased by 1,674 million yen, year on year.

Employee compensation expenses

Employee compensation expenses increased by 6,397 million yen year on year mainly due to an increase in the number of employees and the introduction of an Employee Stock Ownership Plan (J-ESOP).

Marketing expenses

Marketing expenses increased by 12,021 million yen year on year mainly due to various promotions for Fintech and other services.

Outsourcing expenses

Outsourcing expenses increased by 5,205 million yen year on year mainly due to a rise in development expenses of Fintech-related technology and AI technology.

Depreciation and amortization expenses

Depreciation and amortization expenses increased by 5,621 million yen year on year mainly due to depreciation of right-of-use assets related to properties, which was recorded following the adoption of IFRS 16 Leases.

Other operating expenses

Although the adoption of IFRS 16 Leases led to a decrease in rent expenses, other operating expenses increased by 651 million yen year on year due to a rise in cost of goods sold, the payment of taxes and dues stemming from a subsidiaries’ capital increase, and an increase in costs associated with LINE Points Ads.

Loss before tax for the period from continuing operations in the first six months ended June 30, 2019 was 28,490 million yen, compared to a profit of 6,634 million yen in the same period of the previous year.

The main factors for the loss were the increase in the share of loss of associates and joint ventures in addition to the aforementioned factors for loss from operating activities.

Loss for the period in the six months ended June 30, 2019 was 28,029 million yen, compared to a profit of 1,907 million yen in the same period of the previous year.

The main factors for the loss for the period were the same as the aforementioned factors for the loss before tax for the period from continuing operations.

As a result of the above, the loss for the period attributable to the shareholders of the Company in the six months ended June 30, 2019 was 26,619 million yen, compared to a profit of 2,912 million yen in the same period of the previous year.

Profit and loss by segment

The Group has two reportable segments: Core business and Strategic business. The Group’s profit and loss by segment are as follows:

Core business

Revenues from the Core business segment for the six months ended June 30, 2019 was 96,355 million yen, an increase of 10.4% year on year, and profit from operating activities in this segment was 16,861 million yen, an increase of 10.4% year on year.

The increases in revenues and profit in the Core business segment were driven by an increase in advertising sales due to strong sales of accounts advertising and display advertising.

Strategic business

Revenues from the Strategic business segment for the six months ended June 30, 2019 was 14,405 million yen, an increase of 19.0% year on year, and operating loss in this segment was 38,483 million yen whereas it was 14,048 million yen in the same period in the previous year.

The main factor for the increase in revenues in the Strategic business segment was the increase in revenues from LINE Friends and E-commerce. The increase in operating loss in this segment was mainly due to an increase in development and marketing expenses related to our Fintech business.

For more details of profit and loss by segment, see Note 4 of the Notes to Interim Condensed Consolidated Financial Statements – Unaudited.

Total assets as of June 30, 2019 were 541,618 million yen, an increase of 55,031 million yen from December 31, 2018, mainly due to the recording of right-of-use assets pursuant to our adoption of IFRS 16 Leases.

Total liabilities as of June 30, 2019 were 349,079 million yen, an increase of 71,006 million yen from December 31, 2018, mainly due to the recording of lease liabilities pursuant to our adoption of IFRS 16 Leases.

The amount of total shareholders’ equity as of June 30, 2019 was 192,539 million yen, a decrease of 15,975 million yen from December 31, 2018, mainly due to the decrease in accumulated deficit by recording of loss for the period while increasing in non-controlling interests following cash contribution from non-controlling interests of some subsidiaries such as LINE Security Corporation.

(2) Cash flow position

The balance of cash and cash equivalents (hereinafter, “cash”) as of June 30, 2019 decreased by 30,940 million yen from the end of the previous fiscal year to 226,038 million yen.

The respective cash flow positions are as follows:

Cash flows from operating activities

Net cash used in operating activities was 1,689 million yen in the first six months of 2019, compared to net cash provided by operating activities of 3,349 million yen in the first six months of 2018. The decrease in cash for the first six months of 2019 was mainly due to loss before tax from continuing operations. In addition, the rent payment of 4,046 million yen, which had been classified in the cash flows from operating activities, was reclassified to the cash flows from financing activities as repayments for the principal portion of the lease liabilities, as a result of our adoption of IFRS 16.

Cash flows from investing activities

Net cash used in investing activities was 39,121 million yen in the first six months of 2019, which increased by 14,418 million yen compared with those in the first six months of 2018. The increase in cash outflows for the first six months of 2019 was primarily due to the increase in the expenditure for investments in associates and joint ventures.

Cash flows from financing activities

Net cash provided by financing activities was 11,417 million yen in the first six months of 2019, which increased by 11,128 million yen compared with those in the first six months of 2018. The increase in cash inflows in the first six months of 2019 was primarily related to cash contribution from non-controlling interests of LINE Security Corporation and others. In addition, the rent payment of 4,046 million yen, which had been classified in the cash flows from operating activities, was reclassified to the cash flows from financing activities as repayments for the principal portion of the lease liabilities, as a result of our adoption of IFRS 16.

(3) Operational and financial issues to be addressed

During the six months ended June 30, 2019, there were no material changes in operational and financial issues to be addressed by the Group.

(4) Research and development activities

The Group conducted research and development in areas including Fintech and AI. Research and development expenses in the first six months of 2019 were 12,936 million yen.

3. Material contracts

No important operational contracts, etc. were decided or entered into during the six months ended June 30, 2019.

III. Company information

1. Share information

(1) Total number of shares

a.	Total number of shares authorized

Class	Total number of shares authorized (Shares)
Common stock	690,000,000
Total	690,000,000

b.	Number of shares issued

Class	Number of shares issued as of end of period (Shares; as of June 30, 2019)	Number of shares issued as of filing date (Shares; as of August 9, 2019)	Name of securities exchange where the shares are traded or the name of authorized financial instruments firms association where the shares are registered	Details
Common stock	240,883,642	240,905,142	Tokyo Stock Exchange (First Section) and New York Stock Exchange	100 shares constitute one “unit” of common stock. Common stock is stock with full voting rights and not restricted by any significant limitations in terms of shareholders’ rights.
Total	240,883,642	240,905,142	—	—

Note:	“Number of shares issued as of filing date” does not include the number of shares issued upon the exercise of the stock options during the period from August 1, 2019 until the filing date of this Quarterly Securities Report.

(2) Stock acquisition rights

a.	Stock option plan

Not applicable.

b.	Other stock acquisition rights

Not applicable.

(3) Exercises of bonds with stock acquisition rights with exercise price amendment clause

Not applicable.

(4) Total number of shares issued, share capital, etc.

Date	Change in the number of shares issued (Shares)	Balance of shares issued (Shares)	Change in share capital (Millions of yen)	Balance of share capital (Millions of yen)	Change in legal capital reserve (Millions of yen)	Balance of legal capital reserve (Millions of yen)
From April 1, 2019 to June 30, 2019 (Note 2)	Common stock 224,500	Common stock 240,883,642	249	96,448	249	86,513

Notes:	1. Amounts less than one million yen are rounded down.

2. Increase in total number of shares issued as a result of the exercise of stock options.

3. Total number of shares issued increased by 21,500 shares, and share capital and legal capital reserve each increased by 26 million yen upon exercise of the stock options during the period from July 1, 2019 to July 31, 2019.

(5) Principal shareholders

(As of June 30, 2019)

Shareholder name	Address	Number of shares held (Shares)	Percentage of shares held to total shares issued (excluding treasury shares) (%)
NAVER CORPORATION (Standing proxy: LINE Corporation, Investment Development/ IR Office)	NAVER GREEN FACTORY, 6, BULJEONG-RO, BUNDANG-GU, SEONGNAM-SI, GYEONGGI-DO, 13561, KOREA (4-1-6 Shinjuku, Shinjuku-ku, Tokyo)	174,992,000	72.64
MOXLEY & CO LLC (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	270 PARK AVE., NEW YORK, NY 10017 U.S.A. (2-15-1 Konan, Minato-ku, Tokyo)	8,780,253	3.64
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11 Harumi, Chuo-ku, Tokyo	5,085,500	2.11
Jungho Shin	Seoul Special Metropolitan City, Korea	4,760,500	1.97
Haejin Lee	Seoul Special Metropolitan City, Korea	4,594,000	1.90
BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE-AC) (Standing proxy: (Standing proxy: MUFG Bank, Ltd.)	PETERBOROUGH COURT 133 FLEET STREET LONDON EC4A 2BB U.K. (2-7-1 Marunouchi, Chiyoda-ku, Tokyo, Japan)	2,331,728	0.96
MLI FOR CLIENT GENERAL OMNI NON COLLATERAL NON TREATY-PB (Standing proxy: Merrill Lynch Japan Securities Co., Ltd.)	MERRILL LYNCH FINANCIAL CENTRE, 2 KING EDWARD STREET, LONDON EC1A 1HQ U.K. (1-4-1 Nihonbashi, Chuo-ku, Tokyo)	2,164,811	0.89
GOLDMAN SACHS INTERNATIONAL (Standing proxy: Goldman Sachs Japan Co., Ltd.)	133 FLEET STREET LONDON EC4A 2BB, U.K. (6-10-1 Roppongi, Minato-ku, Tokyo)	2,036,592	0.84
BNYM SA/NV FOR BNYM FOR BNYM GCM CLIENT ACCTS M ILM FE (Standing proxy: MUFG Bank, Ltd.)	2 KING EDWARD STREET, LONDON EC1A 1HQ U.K. (2-7-1 Marunouchi, Chiyoda-ku, Tokyo, Japan)	1,918,837	0.79
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3 Hamamatsucho, Minato-ku, Tokyo	1,707,200	0.70
Total		208,371,421	86.50

Notes:	1. “Percentage of shares held (%)” has been rounded down to units of one hundredth of a percent.
2. The number of shares of the Company’s stock held by NAVER Corporation includes 6,000,000 shares lent by NAVER pursuant to a stock loan agreement with Morgan Stanley MUFG Securities Co., Ltd.

3. The holding ratio was calculated including shares of the Company’s stock held by Trust & Custody Services Bank, Ltd. (Trust E), which manages trust assets under the Company’s Employee Stock Ownership Plan (J-ESOP). The said shares are recorded as treasury shares in the interim condensed consolidated financial statements.

(6) Voting rights

a.	Shares issued

(As of June 30, 2019)
Classification	Number of shares (Shares)	Number of voting rights (Units)	Details
Shares without voting rights	—	—	—
Shares with restricted voting rights (treasury shares, etc.)	—	—	—
Shares with restricted voting rights (others)	—	—	—
Shares with full voting rights (treasury shares, etc.)	1,000	—	—
Shares with full voting rights (others)	240,772,700	2,407,727	—
Shares constituting less than one unit	109,942	—	—
Total number of shares issued	240,883,642	—	—
Total number of voting rights held by all shareholders	—	2,407,727	—

Notes:	1. Common stock in “Shares with full voting rights (others)” includes 1,575,900 stocks held by the Trust for Employee Stock Ownership Plan (J-ESOP) and 1,000 shares of treasury shares.
2. “Shares constituting less than one unit” includes 66 shares of the Group, which is held by the Trust for the Employee Stock Ownership Plan (J-ESOP), and 21 shares of treasury shares.

b.	Treasury shares, etc.

(As of June 30, 2019)
Name of Shareholder	Address of Shareholder	Number of shares held under own name (Shares)	Number of shares held under the name of others (Shares)	Total number of shares held (Shares)	Percentage of shares held to total shares issued (%)
LINE Corporation	4-1-6 Shinjuku, Shinjuku-ku, Tokyo	1,000	—	1,000	0.00
Total	—	1,000	—	1,000	0.00

Notes:

1. The treasury shares above do not include 1,575,966 shares of the Company held by the Trust for Employee Stock Ownership Plan (J-ESOP). However, these shares are reported as treasury shares in the Interim Condensed Financial Statements.

2. The treasury shares above do not include 21 shares which constitute less than one unit.

(7) Certain exemptions

For readers of this English translation: As a foreign private issuer, the Company is permitted to rely on exemptions from certain New York Stock Exchange corporate governance standards applicable to listed U.S. companies. For instance, the Company is not subject to New York Stock Exchange requirements regarding (i) independence of a majority of its board of directors or members of certain committees thereof, (ii) shareholder approval of equity compensation plans, equity offerings that do not qualify as public offerings for cash, and offerings of equity to related parties, and (iii) adoption and disclosure of corporate governance guidelines. Additionally, as a foreign private issuer, the Company is not subject to certain SEC disclosure requirements that are applicable to companies organized within the United States.

2. Directors and executive officers

Changes in directors and executive officers during the six months ended June 30, 2019 occurring after the filing date of the Annual Securities Report for the previous fiscal year are as follows:

Changes in post

New post	New title	Former post	Former title	Name	Date of change
Representative Director	CWO	Director	CWO	Jungho Shin	April 1, 2019

Note:	CWO: Chief WOW Officer

IV. Accounting

Preparation of Interim Condensed Consolidated Financial Statements

The interim condensed consolidated financial statements of the Group are prepared in conformity with International Accounting Standard 34, “Interim Financial Reporting” pursuant to the provisions of Article 93 of the Ordinance on Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements (Cabinet Office Ordinance No. 64 of 2007; hereinafter referred to as the “Ordinance on QCFS”).

The interim condensed consolidated financial statements for the three-month period ended June 30, 2019 (April 1, 2019 to June 30, 2019) and for the first six-month period ended June 30, 2019 (January 1, 2019 to June 30, 2019) of the Group has been reviewed by PricewaterhouseCoopers Aarata LLC, pursuant to the provision of the Article 193-2, Paragraph (1)  of the Financial Instruments and Exchange Act.

1. Interim Condensed Consolidated Financial Statements - Unaudited

(1) Interim Condensed Consolidated Statement of Financial Position - Unaudited

(In millions of yen)

	Notes	December 31, 2018	June 30, 2019
Assets
Current assets
Cash and cash equivalents		256,978	226,038
Trade and other receivables	7,10	37,644	39,188
Other financial assets, current	7	15,915	24,022
Contract assets	10	339	397
Inventories		4,887	3,855
Other current assets		9,751	10,333

Total current assets		325,514	303,833

Non-current assets
Property and equipment	5	24,726	25,926
Right-of-use assets	3	—	56,247
Goodwill		17,095	16,976
Other intangible assets		5,298	8,803
Investments in associates and joint ventures	18	53,921	65,657
Other financial assets, non-current	7	42,287	44,780
Deferred tax assets	6	17,107	18,518
Other non-current assets		639	878

Total non-current assets		161,073	237,785

Total assets		486,587	541,618

Liabilities
Current liabilities
Trade and other payables	7	34,985	42,291
Other financial liabilities, current	7	36,726	43,590
Accrued expenses		18,405	17,966
Income tax payables		4,855	826
Lease liabilities, current	3	—	11,044
Contract liabilities	10	24,637	25,572
Provisions, current		2,581	3,060
Other current liabilities		1,037	1,682

Total current liabilities		123,226	146,031

Non-current liabilities
Corporate bonds	7	142,132	142,488
Other financial liabilities, non-current	7	527	518
Lease liabilities, non-current	3	—	46,620
Deferred tax liabilities	6	503	726
Provisions, non-current		3,309	4,275
Post-employment benefits		6,943	7,610
Other non-current liabilities		1,433	811

Total non-current liabilities		154,847	203,048

Total liabilities		278,073	349,079

Shareholders’ equity
Share capital	8	96,064	96,448
Share premium	8	118,626	118,884
Treasury shares	8	(8,205)	(6,605)
Accumulated deficit		(5,556)	(32,128)
Accumulated other comprehensive income		(2,013)	(4,891)

Equity attributable to the shareholders of the Company		198,916	171,708

Non-controlling interests		9,598	20,831

Total shareholders’ equity		208,514	192,539

Total liabilities and shareholders’ equity		486,587	541,618

(2) Interim Condensed Consolidated Statement of Profit or Loss - Unaudited

(In millions of yen)

For the six-month period ended June 30,

	Notes	2018	2019
Revenues and other operating income:
Revenues	4,10	99,361	110,760
Other operating income	9,10	11,129	1,404

Total revenues and other operating income		110,490	112,164
Operating expenses:
Payment processing and licensing expenses		(15,143)	(17,170)
Sales commission expenses		(6,950)	(8,624)
Employee compensation expenses	14	(27,378)	(33,775)
Marketing expenses		(8,587)	(20,608)
Infrastructure and communication expenses		(5,083)	(5,298)
Outsourcing and other service expenses		(14,913)	(20,118)
Depreciation and amortization expenses	3,4,5	(4,949)	(10,570)
Other operating expenses	3	(17,166)	(17,817)

Total operating expenses		(100,169)	(133,980)

Profit/(loss) from operating activities		10,321	(21,816)
Finance income		195	272
Finance costs	3	(33)	(942)
Share of loss of associates and joint ventures	18	(4,219)	(6,676)
Loss on foreign currency transactions, net		(256)	(503)
Other non-operating income	13	643	1,401
Other non-operating expenses	13	(17)	(226)

Profit/(loss) before tax from continuing operations		6,634	(28,490)
Income tax (expenses)/benefits	6	(4,734)	461

Profit/(loss) for the period from continuing operations		1,900	(28,029)
Profit from discontinued operations, net of tax	11	7	0

Profit/(loss) for the period		1,907	(28,029)

Attributable to:
The shareholders of the Company	12	2,912	(26,619)
Non-controlling interests		(1,005)	(1,410)

(In yen)
Earnings per share
Basic profit/(loss) for the period attributable to the shareholders of the Company	12	12.24	(111.44)
Diluted profit/(loss) for the period attributable to the shareholders of the Company	12	12.11	(111.44)
Earnings per share from continuing operations
Basic profit/(loss) from continuing operations attributable to the shareholders of the Company	12	12.21	(111.44)
Diluted profit/(loss) from continuing operations attributable to the shareholders of the Company	12	12.09	(111.44)
Earnings per share from discontinued operations
Basic profit from discontinued operations attributable to the shareholders of the Company	12	0.03	0.00
Diluted profit from discontinued operations attributable to the shareholders of the Company	12	0.02	0.00

(In millions of yen)

For the three-month period ended June 30,

	Notes	2018	2019
Revenues and other operating income:
Revenues		50,625	55,437
Other operating income		9,655	1,252

Total revenues and other operating income		60,280	56,689
Operating expenses:
Payment processing and licensing expenses		(7,837)	(8,367)
Sales commission expenses		(3,939)	(4,370)
Employee compensation expenses		(13,884)	(16,585)
Marketing expenses		(4,655)	(13,109)
Infrastructure and communication expenses		(2,482)	(2,590)
Outsourcing and other service expenses		(6,976)	(11,017)
Depreciation and amortization expenses		(2,620)	(5,386)
Other operating expenses		(8,812)	(9,189)

Total operating expenses		(51,205)	(70,613)

Profit/(loss) from operating activities		9,075	(13,924)
Finance income		96	129
Finance costs		(25)	(490)
Share of loss of associates and joint ventures		(2,415)	(3,202)
Gain/(loss) on foreign currency transactions, net		308	(596)
Other non-operating income		142	929
Other non-operating expenses		(409)	(66)

Profit/(loss) before tax from continuing operations		6,772	(17,220)
Income tax expenses		(3,098)	(86)

Profit/(loss) for the period from continuing operations		3,674	(17,306)
Profit/(loss) from discontinued operations, net of tax		3	(5)

Profit/(loss) for the period		3,677	(17,311)

Attributable to:
The shareholders of the Company	12	4,295	(16,305)
Non-controlling interests		(618)	(1,006)

			(In yen)
Earnings per share
Basic profit/(loss) for the period attributable to the shareholders of the Company	12	18.04	(68.19)
Diluted profit/(loss) for the period attributable to the shareholders of the Company	12	17.88	(68.19)
Earnings per share from continuing operations
Basic profit/(loss) from continuing operations attributable to the shareholders of the Company	12	18.03	(68.17)
Diluted profit/(loss) from continuing operations attributable to the shareholders of the Company	12	17.87	(68.17)
Earnings per share from discontinued operations
Basic profit/(loss) from discontinued operations attributable to the shareholders of the Company	12	0.01	(0.02)
Diluted profit/(loss) from discontinued operations attributable to the shareholders of the Company	12	0.01	(0.02)

(3) Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited

(In millions of yen)

For the six-month period ended June 30,

	Notes	2018	2019
Profit/(loss) for the period		1,907	(28,029)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Net changes in fair value of equity instruments at FVOCI	13	(108)	(163)
Income tax relating to items that will not be reclassified to profit or loss		90	52
Items that may be reclassified to profit or loss:
Debt instruments at FVOCI:
Net changes in fair value of debt instruments at FVOCI	13	3	30
Reclassification to profit or loss of debt instruments at FVOCI		—	2
Exchange differences on translation of foreign operations:
Loss arising during the period		(3,323)	(3,432)
Reclassification to profit or loss		(107)	1
Proportionate share of other comprehensive income of associates and joint ventures		14	105
Reclassification to profit or loss		(8)	—
Income tax relating to items that may be reclassified subsequently to profit or loss		(54)	348

Total other comprehensive loss for the period, net of tax		(3,493)	(3,057)

Total comprehensive loss for the period, net of tax		(1,586)	(31,086)

Attributable to:
The shareholders of the Company		(327)	(29,451)
Non-controlling interests		(1,259)	(1,635)

For the three-month period ended June 30,

	Notes	2018	2019
Profit/(loss) for the period		3,677	(17,311)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Net changes in fair value of equity instruments at FVOCI	13	(508)	105
Income tax relating to items that will not be reclassified to profit or loss		164	(34)
Items that may be reclassified to profit or loss:
Debt instruments at FVOCI
Net changes in fair value of debt instruments at FVOCI	13	(1)	31
Reclassification to profit or loss of debt instruments at FVOCI		—	(2)
Exchange differences on translation of foreign operations:
Loss arising during the period		(471)	(2,691)
Proportionate share of other comprehensive income of associates and joint ventures		3	108
Income tax relating to items that may be reclassified subsequently to profit or loss		(19)	263

Total other comprehensive loss for the period, net of tax		(832)	(2,220)

Total comprehensive income/(loss) for the period, net of tax		2,845	(19,531)

Attributable to:
The shareholders of the Company		3,429	(18,367)
Non-controlling interests		(584)	(1,164)

(4) Interim Condensed Consolidated Statement of Change in Equity - Unaudited

(In millions of yen)

	Equity attributable to the shareholders of the Company
						Accumulated other comprehensive income
	Notes	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total
Balance at January 1, 2018		92,369	93,560	(4,000)	(4,294)	3,158	3,928	354	185,075
Adjustment on adoption of new accounting standards		—	—	—	177	—	(1,258)	—	(1,081)

Balance at January 1, 2018 (adjusted)		92,369	93,560	(4,000)	(4,117)	3,158	2,670	354	183,994
Comprehensive income
Profit for the period		—	—	—	2,912	—	—	—	2,912
Other comprehensive loss		—	—	—	—	(3,229)	(10)	—	(3,239)

Total comprehensive income/(loss) for the period		—	—	—	2,912	(3,229)	(10)	—	(327)
Recognition of share-based payments	8,14	—	1,131	—	—	—	—	—	1,131
Forfeiture of stock options	8,14	—	(3)	—	3	—	—	—	—
Exercise of stock options	8,14	584	(147)	—	—	—	—	—	437
Changes in interest in subsidiaries		—	80	—	—	(6)	—	—	74
Acquisition of subsidiaries		—	—	—	—	—	—	—	—
Issuance of common shares and acquisition of treasury shares under Employee Stock Ownership Plan	8,14	2,500	2,488	(5,000)	—	—	—	—	(12)
Disposal of treasury shares	8	—	(133)	686	—	—	—	—	553
Purchase of treasury shares		—	—	(2)	—	—	—	—	(2)

Balance at June 30, 2018		95,453	96,976	(8,316)	(1,202)	(77)	2,660	354	185,848

	Notes	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2018		4,902	189,977
Adjustment on adoption of new accounting standards		(85)	(1,166)

Balance at January 1, 2018 (adjusted)		4,817	188,811
Comprehensive income
Profit for the period		(1,005)	1,907
Other comprehensive loss		(254)	(3,493)

Total comprehensive income/(loss) for the period		(1,259)	(1,586)
Recognition of share-based payments	8,14	—	1,131
Forfeiture of stock options	8,14	—	—
Exercise of stock options	8,14	—	437
Changes in interest in subsidiaries		(336)	(262)
Acquisition of subsidiaries		251	251
Issuance of common shares and acquisition of treasury shares under Employee Stock Ownership Plan	8,14	—	(12)
Disposal of treasury shares	8	—	553
Purchase of treasury shares		—	(2)

Balance at June 30, 2018		3,473	189,321

(In millions of yen)

	Equity attributable to the shareholders of the Company
						Accumulated other comprehensive income
	Notes	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total
Balance at January 1, 2019		96,064	118,626	(8,205)	(5,556)	(659)	(1,417)	63	198,916
Adjustment on adoption of new accounting standards		—	—	—	(26)	—	—	—	(26)

Balance at January 1, 2019 (adjusted)		96,064	118,626	(8,205)	(5,582)	(659)	(1,417)	63	198,890
Comprehensive income
Loss for the period		—	—	—	(26,619)	—	—	—	(26,619)
Other comprehensive loss		—	—	—	—	(2,808)	(24)	—	(2,832)

Total comprehensive loss for the period		—	—	—	(26,619)	(2,808)	(24)	—	(29,451)
Recognition of share-based payments	8,14	—	573	—	—	—	—	—	573
Forfeiture of stock options	8,14	—	(51)	—	51	—	—	—	—
Exercise of stock options	8,14	384	(117)	—	—	—	—	—	267
Changes in interest in subsidiaries	17	—	293	—	—	—	—	—	293
Acquisition of subsidiaries		—	—	—	—	—	—	—	—
Disposal of treasury shares	8	—	(440)	1,600	—	—	—	—	1,160
Purchase of treasury shares		—	—	0	—	—	—	—	0
Transfer of accumulated other comprehensive income to accumulated deficit		—	—	—	46	—	(46)	—	—
Other		—	—	—	(24)	—	—	—	(24)

Balance at June 30, 2019		96,448	118,884	(6,605)	(32,128)	(3,467)	(1,487)	63	171,708

	Notes	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2019		9,598	208,514
Adjustment on adoption of new accounting standards		—	(26)

Balance at January 1, 2019 (adjusted)		9,598	208,488
Comprehensive income
Loss for the period		(1,410)	(28,029)
Other comprehensive loss		(225)	(3,057)

Total comprehensive loss for the period		(1,635)	(31,086)
Recognition of share-based payments	8,14	—	573
Forfeiture of stock options	8,14	—	—
Exercise of stock options	8,14	—	267
Changes in interest in subsidiaries	17	12,782	13,075
Acquisition of subsidiaries		86	86
Disposal of treasury shares	8	—	1,160
Purchase of treasury shares		—	0
Transfer of accumulated other comprehensive income to accumulated deficit		—	—
Other		—	(24)

Balance at June 30, 2019		20,831	192,539

(5)	Interim Condensed Consolidated Statement of Cash Flows - Unaudited

(In millions of yen)

For the six-month period ended June 30,

	Notes	2018	2019
Cash flows from operating activities
Profit/(loss) before tax from continuing operations		6,634	(28,490)
Profit before tax from discontinued operations	11	10	0

Profit/(loss) before tax		6,644	(28,490)
Adjustments for:
Depreciation and amortization expenses	4	4,949	10,570
Finance income		(195)	(272)
Finance costs		33	942
Dividend income		(51)	(38)
Share-based compensation expenses	14	1,632	1,300
Gain on loss of control of subsidiaries and business transfer	9	(9,494)	—
Gain on financial assets at fair value through profit or loss	7,13	(502)	(1,139)
Share of loss of associates and joint ventures		4,219	6,676
Dilution gain from changes in equity interest in associates and joint ventures		(1,279)	(872)
Loss on foreign currency transactions, net		40	293
Changes in:
Trade and other receivables		2,813	(1,397)
Contract assets	10	34	(58)
Inventories		30	546
Trade and other payables		(339)	7,086
Accrued expenses		(604)	322
Contract liabilities	10	455	1,034
Provisions		265	466
Post-employment benefits		157	820
Other current assets		(770)	(82)
Other current liabilities		(1,738)	6,675
Others		(372)	(820)

Cash provided by operating activities		5,927	3,562

Interest received		188	274
Interest paid		(38)	(586)
Dividend received		51	38
Income taxes paid		(2,779)	(4,977)

Net cash provided by/(used in) operating activities		3,349	(1,689)

Cash flows from investing activities
Purchase of time deposits		(2,996)	(2,186)
Proceeds from maturities of time deposits		3,067	1,468
Purchase of equity investments		(2,156)	—
Proceeds from sales of equity investments		—	114
Investments in debt instruments		(5,196)	(5,897)
Proceeds from redemption of debt instruments		678	2,174
Acquisition of property and equipment and intangible assets	5	(8,527)	(10,257)
Proceeds from sales of property and equipment and intangible assets		141	405
Investments in associates and joint ventures	18	(10,219)	(19,130)
Return of capital from investments in associates		499	—
Payments of guarantee deposits for the Japanese Payment Services Act		(130)	(10)
Payments of office security deposits		(527)	(428)
Refund of office security deposits		99	48
Payments of guarantee deposits	7	(800)	(5,695)
Payment for loan receivables		(456)	—
Collection of loan receivables		2,203	341
Cash acquired on acquisition of subsidiaries		736	—
Cash disposed on loss of control of subsidiaries and business transfer	9	(1,113)	—
Others		(6)	(68)

Net cash used in investing activities		(24,703)	(39,121)

Cash flows from financing activities
Repayment of lease liabilities		—	(4,046)
Proceeds from short-term borrowings		—	1,000
Repayment of short-term borrowings		(83)	(1)
Repayment of long-term borrowings		(10)	(1)
Payment of common shares issuance costs		(21)	(1)
Proceeds from exercise of stock options		440	268
Payment for acquisition of interest in subsidiaries from non-controlling interests		(586)	(164)
Capital contribution from third-party non-controlling interests	17	—	13,316
Proceeds from disposal of treasury shares		552	1,046
Others		(3)	0

Net cash provided by financing activities		289	11,417

Net decrease in cash and cash equivalents		(21,065)	(29,393)

Cash and cash equivalents at the beginning of the interim reporting period		123,606	256,978
Effect of exchange rate fluctuations on cash and cash equivalents		(799)	(1,547)

Cash and cash equivalents at the end of the interim reporting period		101,742	226,038

Notes to Interim Condensed Consolidated Financial Statements – Unaudited

1.	Reporting Entity

LINE Corporation (the “Company”) was incorporated in September 2000 in Japan in accordance with the Companies Act of Japan under the name Hangame Japan Corporation to provide online gaming services. The Company changed its name to NHN Japan Corporation in August 2003, and subsequently changed its name to LINE Corporation in April 2013. The Company is a subsidiary of NAVER Corporation (“NAVER”), formerly NHN Corporation, which is domiciled in Korea. NAVER is the Company and its subsidiaries’ (collectively, the “Group”) ultimate parent company. The Company’s head office is located at 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, Japan.

The Company listed shares of its common shares in the form of American depositary shares on the New York Stock Exchange and shares of its common shares on the Tokyo Stock Exchange.

The Group operates core business and strategic business. Core business mainly consists of advertising services, communication and content sales. Strategic business includes Fintech business such as LINE Pay service, AI business and commerce business such as LINE Friends. Refer to Note 4. Segment Information for further details.

2.	Basis of Preparation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2018.

The unaudited interim condensed consolidated financial statements were approved by Representative Director, President and Chief Executive Officer Takeshi Idezawa and Director and Chief Financial Officer In Joon Hwang on August 9, 2019.

The Group meets the criteria of a “specified company” defined under Article 1-2 of the Ordinance on QCFS.

The preparation of the unaudited interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the unaudited interim condensed consolidated financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates and assumptions are reviewed by management on a regular basis. The effects of changes in estimates and assumptions are recognized in the period of the change or in the period of the change and future periods.

Intercompany balances and transactions have been eliminated upon consolidation.

3.	Significant Accounting Policies

The significant accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of new and revised IFRS standards effective as of January 1, 2019.

The impacts of the adoption of new and revised IFRS issued by the International Accounting Standards Board that are mandatorily effective for an accounting period that begins on or after January 1, 2019 on the Group’s unaudited interim condensed consolidated financial statements as of and for the six-month periods ended June 30, 2018 and 2019 and annual consolidated financial statements for the year ended December 31, 2018 are as follows:

IFRS16 Leases

The Group has adopted IFRS 16 Leases from the fiscal year beginning January 1, 2019. The Group has applied the modified retrospective method permitted by IFRS 16 and recognized the cumulative amount of the impact as of January 1, 2019 upon adoption of the standard. As a result, the Group has not restated the amounts in the comparative reporting period prior to adoption of IFRS 16.

IFRS 16 sets out the principal for the recognition, measurement, presentation and disclosure of lease contracts for lessees and lessors. Under IFRS 16, lessees no longer make a distinction between finance and operating leases as required under IAS 17, and apply a single accounting model. At the commencement date of a lease, lessees recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use assets). Subsequently, lessees are required to recognize separately the interest expense on the lease liability and the depreciation expense on the right-of-use assets. The right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life of the assets or the lease term. Lessors accounting under IFRS 16 remains substantially unchanged from IAS 17.

Upon the adoption of IFRS 16, the Group recognized lease liabilities for its leases previously classified as operating lease under IAS 17. The lease liabilities were measured at the present value of the remaining lease payments, discounted at the incremental borrowing rate as of January 1, 2019. The weighted average incremental borrowing rate used for the lease liabilities as of January 1, 2019 was 2.21%.

The Group applied the following practical expedients permitted by IFRS 16 when applying IFRS 16:

•	Relied on its assessment of whether leases are onerous applying IAS 37 immediately before the date of initial application as an alternative to an impairment review.

•	Accounted operating leases with less than 12 months of lease term remaining as of January 1, 2019 for as short-term leases.

•	Used hindsight when determining the lease term of contract including extension options and/or termination options.

The Group elected not to apply IFRS 16 to the agreements that were not identified as containing a lease component applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

(In millions of yen)
Commitments for operating lease as of December 31, 2018 as disclosed in the Group’s consolidated financial statements	58,688
(Less) Short-term leases recognized as an expense on a straight-line basis	(545)
(Less) Leases of low-value assets recognized as an expense on a straight-line basis	(29)
(Less) Lease contracts start on or after January 1, 2019	(3,092)

Lease liabilities before discounts	55,022
Discounts using the Group’s incremental borrowing rate	(7,009)

Lease liabilities recognized at January 1, 2019	48,013

As a result of above, the Group recognized 46,279 million yen and 48,013 million yen for the right-of-use assets and lease liabilities, respectively, in the Consolidated Statement of Financial Position as of January 1, 2019.

Due to the adoption of IFRS 16, the infrastructure and communication expenses which included operating lease expenses, and other operating expenses which also included operating lease expenses decreased by 529 million yen and 4,835 million yen, respectively for the six-month period ended June 30, 2019. The depreciation and amortization expenses which included the depreciation expenses of right-of-use assets, and finance costs which included interest expenses for lease liabilities increased by 4,851 million yen and 567 million yen, respectively for the six-month period ended June 30, 2019. In addition, net cash used in operating activities decreased by 4,046 million yen and net cash provided by financing activities decreased by 4,046 million yen compared to those under IAS 17, due to cash payments for the principal portion of the lease liabilities being classified to the cash flows from financial activities.

The accounting policies applied by the Group in accordance with the IFRS 16 Leases as of January 1, 2019 are as follows:

The Group, as a lessee, mainly leases properties and data centers. A lease contract is normally entered into for a fixed term from 1 year to 5 years but it may include extension options.

Leases are recognized as right-of-use assets and the corresponding liabilities when the lease assets become available for use by the Group. Each lease payment is apportioned between repayments of the lease liability and finance costs. The finance costs are accounted for as expenses over the lease term and calculated based on constant periodic rate of interest on the remaining balance of the lease liability. The right-of-use assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

The assets and liabilities arising from leases are measured at the present value of the lease at the commencement date. The lease liability includes the net present value of the following lease payments:

•	fixed payments less any lease incentives

•	variable lease payments that depends on an index or a rate

•	amounts expected to be payable under a residual value guarantee

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

Lease payments are determined using the discount rate as the interest rate implicit in the lease, if that rate can be readily determined, or the Group’s incremental borrowing rate.

The right-of-use assets is measured at cost shall comprise:

•	the amount of the initial measurement of the lease liability

•	any lease payments made at or before the commencement date, less any lease incentives received

•	any initial direct cost

•	cost of restoring the underlying asset to the original condition

As a practical expedient, the Group elects, by class of underlying asset, not to separate non-lease components from lease components, and instead accounts for each lease component and any associated non-lease components as a single lease component.

The lease payments associated with short-term lease and leases of low-value assets are recognized as expenses on a straight-line basis.

A short-term lease is a lease that, at the commencement date, has a lease term of 12 months or less. A lease of low-value asset, for example, comprises low value assets such as office furniture and fixture.

Most of the Group’s property leases include extension options and termination options.

An extension option shall be included in the lease term only if the lessee is reasonably certain to exercise that option.

Changes in accounting estimates

The Group revised the estimated useful lives of servers to reflect the most recent condition of use. Due to this revision in estimates, loss from operating activities decreased by 818 million yen for the six months ended June 30, 2019 compared to the previous method.

4.	Segment Information

The Group identifies operating segments based on the internal report regularly reviewed by the Group’s Chief Operating Decision Maker to determine the allocation of resources to each segment and to assess performance. An operating segment of the Group is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company’s board of directors. No operating segments have been aggregated to form the reportable segments.

Under the corporate strategy to allocate the resources generated from the Core business to the Strategic business, the Company’s board of directors individually assesses the business performance of Core business based on the growth of revenue and profitability and of Strategic business based on profitability as well as important non-financial KPIs such as the expansion of user base.

(1)	Description of Reportable Segments

The Group’s reportable segments are as follows:

Core business segment	Core business segment mainly consists of Advertising service, communication and content. Advertising services mainly includes display advertising, accounts advertising, and other advertising. Display advertising provides advertisements on services such as LINE NEWS. Account advertising mainly includes LINE Official Accounts and Sponsored Stickers. Other advertising mainly includes advertisements on the services such as livedoor blog, NAVER Matome and advertisement appears on LINE Part-Time Job. Communication mainly includes LINE Stickers. Content mainly includes LINE GAME.
Strategic business segment	Strategic business segment consists of Fintech services, such as LINE Pay service, AI, LINE Friends, and E-commerce.

(2)	Profit or Loss for the Group’s reportable segments

The Group’s operating profit or loss for each segment is prepared by the same method as the preparation of consolidated financial statements, except certain items such as other operating income and share-based compensation expenses are included in corporate adjustment. Also, IT development expenses and indirect expenses such as department management fees are allocated based on the information such as the hours of service provided, the number of server infrastructures used to provide the service, or the percentage of revenues. As the Company’s board of directors uses information after eliminating intercompany transactions for their performance assessment, there is no adjustments between segments.

For the six-month period ended June 30, 2018

(In millions of yen)
	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	87,258	12,103	99,361	—	99,361
Segment profit/(loss)(2)	15,275	(14,048)	1,227	9,094	10,321
Depreciation and amortization expenses	4,114	835	4,949	—	4,949

(1)	Corporate adjustments mainly include other operating income and share-based compensation expenses.
(2)	The amount of “Segment profit/(loss)” is equivalent to profit from operating activities on the Interim Condensed Consolidated Statement of Profit or Loss.

For the six-month period ended June 30, 2019

(In millions of yen)
	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	96,355	14,405	110,760	—	110,760
Segment profit/(loss)(2)	16,861	(38,483)	(21,622)	(194)	(21,816)
Depreciation and amortization expenses	6,793	3,777	10,570	—	10,570

(1)	Corporate adjustments mainly include other operating income and share-based compensation expenses.
(2)	The amount of “Segment profit/(loss)” is equivalent to loss from operating activities on the Interim Condensed Consolidated Statement of Profit or Loss.

The reconciliation of segment profit/(loss) to profit/(loss) before tax from continuing operations is as follows:

For the six-month periods ended June 30,

(In millions of yen)
	2018	2019
Segment profit/(loss)	10,321	(21,816)
Finance income	195	272
Finance costs	(33)	(942)
Share of loss of associates and joint ventures	(4,219)	(6,676)
Loss on foreign currency transactions, net	(256)	(503)
Other non-operating income	643	1,401
Other non-operating expenses	(17)	(226)

Profit/(loss) for the period before tax from continuing operations	6,634	(28,490)

The above items are not allocated to individual segments as these are managed on an overall group basis.

(3)	Revenues from Major Services

The Group’s revenues from continuing operations from its major services for the six-month periods ended June 30, 2018 and 2019 are as follows.

Revenues recognized at a point in time mainly consist of revenues from LINE Friends.

For the six-month periods ended June 30,

(In millions of yen)
	2018	2019
Core business
Advertising
Display advertising(1)	18,305	22,080
Account advertising(2)	27,467	31,210
Other advertising(3)	6,568	7,239

Sub-total	52,340	60,529

Communication, content, and others
Communication(4)	14,728	14,601
Content(5)	18,573	18,829
Others	1,617	2,396

Subtotal	34,918	35,826

Core business total	87,258	96,355

Strategic business
Friends(6)	7,482	9,137
Others(7)	4,621	5,268

Strategic business total	12,103	14,405

Total	99,361	110,760

(1)	Revenues from display advertising primarily consisted of fees from advertisement on services such as Timeline and LINE NEWS.
(2)	Revenues from account advertising primarily consisted of fees from LINE Official Accounts, Sponsored Stickers, and LINE Points.
(3)	Revenues from other advertising were mainly attributable to advertising revenue from livedoor blog, NAVER Matome, and LINE Part-Time Job.
(4)	Revenues from communication were mainly attributable to sales of LINE Stickers and Creator Stickers.
(5)	Revenues from content primarily consisted of sales of LINE GAME’s virtual items.
(6)	Friends primarily consisted of revenues from sales of character goods.
(7)	Others primarily consisted of revenues from E-commerce.

5.	Property and Equipment

During the six-month periods ended June 30, 2018 and 2019, the Group acquired property and equipment with a cost of 7,838 million yen and 5,940 million yen, respectively. During the six-month period ended June 30, 2018, such additions mainly consisted of server infrastructure in the amount of 5,415 million yen related to Core business segment and Strategic business segment.

Such additions during the six-month period ended June 30, 2019 mainly consisted of server infrastructures in the amount of 2,277 million yen, and furniture and fixtures related to the increase in the office space in the amount of 3,487 million yen.

Contractual commitments for the acquisition of property and equipment as of December 31, 2018 and June 30, 2019 were 1,820 million yen and 718 million yen, respectively.

6.	Income Taxes

The Group’s tax provision for interim periods is determined using an estimate of the Group’s annual effective tax rate, adjusted for discrete items arising during the period. In each quarter, the Group updates the estimate of the annual effective tax rate, and if the estimated annual tax rate changes, the Group makes a cumulative adjustment in that quarter.

The effective tax rate for the six-month period ended June 30, 2018 of 71.4% differed from the Japanese statutory tax rate of 31.7 % for the year ended December 31, 2017. The effective income tax rate of 71.4% was primarily due to pre-tax losses recorded by subsidiaries as well as associates and joint ventures on a standalone basis, whereas the related tax benefits could not be recognized since the deferred tax assets were not expected to be realized within a foreseeable period.

The effective tax rate for the six-month period ended June 30, 2019 of 1.6% differed from the Japanese statutory tax rate of 31.7% for the year ended December 31, 2018. The effective income tax rate of 1.6% was primarily due to pre-tax losses recorded by subsidiaries as well as associates and joint ventures on a standalone basis for which the related tax benefits could not be recognized due to the deferred tax assets were not expected to be realized within a foreseeable period, whereas pre-tax losses recorded on interim condensed consolidated statement of profit or loss for the six months period ended June 30, 2019.

The effective tax rate for the six-month period ended June 30, 2019 was 1.6% as compared to 71.4% for the six-month period ended June 30, 2018. This change was resulted mainly due to the increase in the pre-tax losses for the six-month ended June 30, 2019 on a consolidated basis as well as the increase in the proportion of pre-tax losses of the certain subsidiaries which could not recognize tax benefits for the deferred tax assets, to consolidated quarterly pre-tax loss.

7.	Financial Assets and Financial Liabilities

The carrying amounts and fair value of financial instruments, except for cash and cash equivalents, by line item in the Interim Condensed Consolidated Statement of Financial Position and by category as defined in IFRS 9 Financial Instrument, as of December 31, 2018 and June 30, 2019 respectively, are as follows:

The fair value is not disclosed for those financial instruments which are not measured at fair value in the Interim Condensed Consolidated Statement of Financial Position, and whose fair value approximates their carrying amount due to their short-term and/or variable-interest bearing nature. Refer to Note 13 “Fair Value Measurements” for more details of the financial instruments, which are measured at fair value.

(In millions of yen)
	December 31, 2018		June 30, 2019
Items	Book value	Fair value	Book value	Fair value
Financial assets
Trade and other receivables
Financial assets at amortized cost	37,644		39,188

Total	37,644		39,188

Other financial assets, current
Financial assets at amortized cost
Time deposits	11,507		12,073
Short-term loans	593		162
Guarantee deposits(1)(2)	853		6,790
Office security deposits	—		1
Others	4		4
Financial assets at FVOCI(3)	2,958	2,958	4,296	4,296
Financial assets at fair value through profit or loss(2)(4)	—	—	696	696

Total	15,915		24,022

Other financial assets, non-current
Financial assets at amortized cost
Corporate bonds and other debt instruments	280	288	280	287
Guarantee deposits(1)	123	123	82	82
Office security deposits	9,162	9,050	9,454	9,340
Others	118	118	121	121
Financial assets at FVOCI(3)	22,343	22,343	21,546	21,546
Financial assets at fair value through profit or loss(4)	10,261	10,261	13,297	13,297

Total	42,287		44,780

(In millions of yen)
	December 31, 2018		June 30, 2019
Items	Book value	Fair value	Book value	Fair value
Financial liabilities
Trade and other payables
Financial liabilities at amortized cost	34,985		42,291

Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received	13,653		19,525
Short-term borrowings(5)	23,000		24,001
Others	57		14
Financial liabilities at fair value through profit or loss
Put option liabilities	16	16	8	8
Others(2)	—	—	42	42

Total	36,726		43,590

Corporate bonds(6)	142,132	143,743	142,488	144,031

Other financial liabilities, non-current
Financial liabilities at amortized cost
Office security deposits received under sublease agreement	16	16	16	16
Others	231		217
Financial liabilities at fair value through profit or loss
Put option liabilities	280	280	285	285

Total	527		518

(1)

The Group had deposited investments in Japanese government bonds of 280 million yen as of December 31, 2018 and 280 million yen as of June 30, 2019, which the Group intends to hold until maturity. In addition, the Group had credit guarantee contracts with banks for 18,500 million yen with a weighted average guarantee fee rate of 0.1% and for 28,500 million yen with a weighted average guarantee fee rate of 0.1% as of December 31, 2018 and June 30, 2019, respectively, to comply with the Japanese Payment Services Act.

(2)

The Group commenced derivatives instruments investment in such as currency, interest rate, commodity futures transaction for investment purposes and made deposits of 2,015 million yen to a securities brokerage in January 2019. Impact of this transaction on loss before taxes from continuing operation for the six-month period ended June 30, 2019 was 471 million yen in gain. The Group recognized financial assets at fair value through profit or loss of 184 million yen and financial liabilities at fair value through profit or loss of 42 million yen as a result of fair value measurement as of June 30, 2019. In addition, the Group has deposited 3,480 million yen in a financial institution to enter into banking business in Taiwan and withdrawal of the fund is restricted.

(3)	Impairment loss of 2 million yen was recognized for debt instrument of financial assets at FVOCI for the six-month period ended June 30, 2019.
(4)	Gains of 502 million yen and 726 million yen were recognized for financial assets at fair value through profit or loss for the six-month period ended June 30, 2018 and 2019, respectively.
(5)	The weighted average interest rate of the remaining outstanding short-term borrowings was 0.1% as of December 31, 2018 and 0.1 % as of June 30, 2019.
(6)

During the year ended December 31, 2018, Euro-yen convertible bonds with stock acquisition rights due to overseas public offering of 37,494.5 million yen (Zero coupon convertible bonds due September 2023) and 37,494.5 million yen (Zero coupon convertible bonds due September 2025) were issued. The Group also issued Euro-yen convertible bonds with stock acquisition rights through two of the separate third-party allotments to NAVER Corporation, amounted to 37,494.5 million yen (Zero coupon convertible bonds due September 2023) and 37,494.5 million yen (Zero coupon convertible bonds due September 2025). The book value of the liability of the convertible bonds with stock acquisition rights as of June 30, 2019 amounted to 142,488 million yen, which was the summation of the book value of the liability as of December 31, 2018 and the interest expense of 356 million yen.

8.	Issued Capital and Reserves

(1)	Shares issued

The movements of shares issued for the six-month period ended June 30, 2019 are as follows:

	Common Shares issued (Share capital with no-par value)	Share capital (In millions of yen)
January 1, 2019	240,524,642	96,064
Exercise of stock options(1)	359,000	384

June 30, 2019	240,883,642	96,448

(1)	Refer to Note 14. Share-Based Payments for further details.

(2)	Share premium

The movements in share premium for the six-month period ended June 30, 2018 are as follows:

				(In millions of yen)
	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2018	7,062	294	86,204	93,560
Share-based payments	1,131	—	—	1,131
Exercise of stock options	(858)	—	713	(145)
Forfeiture of stock options	(3)	—	—	(3)
Issuance of common shares	—	—	2,500	2,500
Cost related to issuance of common shares(3)	—	—	(14)	(14)
Changes in interest in subsidiaries	—	—	80	80
Disposal of treasury shares	(153)	—	20	(133)

June 30, 2018	7,179	294	89,503	96,976

The movements in share premium for the six-month period ended June 30, 2019 are as follows:

				(In millions of yen)
	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2019	10,717	(194)	108,103	118,626
Share-based payments	573	—	—	573
Exercise of stock options	(578)	—	462	(116)
Forfeiture of stock options	(51)	—	—	(51)
Cost related to issuance of common shares(3)	—	—	(1)	(1)
Changes in interest in subsidiaries	—	—	293	293
Disposal of treasury shares	(456)	—	16	(440)

June 30, 2019	10,205	(194)	108,873	118,884

(1)	Refer to Note 14. Share-Based Payments for further details.
(2)	Resulted mainly from capital reserve requirements under the Companies Act of Japan.
(3)	Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects.

9.	Supplemental Cash Flow Information

During the six-month period ended June 30, 2018

Loss of control over LINE Mobile Corporation

LINE Mobile Corporation issued new shares to SoftBank Corp. through a third-party allotment in April 2018. As a result, the Group’s ownership of LINE Mobile Corporation decreased from 100.0% to 49.0%, resulting in LINE Mobile Corporation, previously a subsidiary of the Group, to be accounted for as an associate under the equity method. The assets and liabilities pertaining to LINE Mobile Corporation after deconsolidation and the gain recognized due to the loss of control of the subsidiary are presented below.

(In millions of yen )
Current assets	2,646
Cash and cash equivalents(1)	1,113
Trade and other receivables	1,277
Inventories	48
Other current assets	208
Non-current assets	270
Current liabilities	(4,083)
Non-current liabilities	(1)

Subtotal	(1,168)

Fair value of shares owned by the Group	8,326

Gain on loss of control of subsidiaries and business(2)	9,494

(1)	This amount is included in “Gain on loss of control of subsidiaries and business transfer” in the Group’s Interim Condensed Consolidated Statement of Cash Flows.
(2)	Gain on loss of control of subsidiaries and business is included as other operating income for the six-month period ended June 30, 2018.

Significant non-cash transactions

Acquisition of treasury shares by issuing of new shares

According to the resolution at the meeting of the board of directors on April 9, 2018 regarding execution of additional trust for Employee Stock Ownership Plan (J-ESOP), the Company additionally issued 1,172,332 of common shares to Trust & Custody Services Bank, Ltd. (Trust E) (the “Trust Bank”) through a third party allotment and completed payment procedures for the issuance on April 25, 2018. The shares of the Company held by the Trust Bank are recorded as the treasury shares on the Interim Condensed Consolidated Financial Statements.

As a result, the total amount of share capital, share premium, and treasury shares respectively increased by 2,500 million yen, 2,500 million yen and 5,000 million yen during the six-month period ended June 30, 2018.

During the six-month period ended June 30, 2019

Not applicable.

10.	Revenue from contracts with customers

The Group has recognized the following amounts relating to revenue in the Interim Condensed Consolidated Statement of Profit or Loss for the six-month periods ended June 30, 2018 and 2019:

	(In millions of yen)
	2018	2019
Revenue from contracts with customers
Revenue(1)	99,361	110,760
Other operating income: virtual credits breakage income	124	174

	99,485	110,934

Revenue from other sources
Other operating income(2)	11,005	1,230

(1)	Refer to Note 4. Segment Information for further details of revenue by segment.
(2)	Refer to Note 9. Supplemental Cash Flow Information for further details of other operating income.

Trade and other receivables, contract assets and liabilities:

	(In millions of yen)
	December 31, 2018	June 30, 2019
Trade and other receivables	37,644	39,188
Contract assets(1)	339	397

Contract liabilities
Unsatisfied performance obligations(2)	12,927	13,122
Virtual credits(3)	11,710	12,450

Total contract liabilities	24,637	25,572

(1)

Contract assets mainly consists of transactions related to the advertising contracts in which the revenues from these transactions are recognized over time by measuring the progress towards completion of satisfaction of the performance obligations.

(2)

Unsatisfied performance obligations will be fulfilled mainly within a year. Therefore, the transaction price allocated to unsatisfied contract is not disclosed, based on the practical expedient as permitted under IFRS 15.

(3)	The timing of transfer of goods or services related to virtual credits is determined at the customer’s discretion.

Revenue recognized in relation to contract liabilities which were outstanding as of January 1, 2018 and 2019 are as follow:

For the six-month periods ended June 30, 2018 and 2019

	(In millions of yen)
	2018	2019
Unsatisfied performance obligation	9,526	9,567
Virtual credits	8,187	7,799

The Group recorded contract costs of 4,367 million yen and 4,362 million yen as of December 31, 2018 and June 30, 2019, respectively, on the Interim Condensed Consolidated Statement of Financial Position and amortization expenses of such assets during the six-month period ended June 30, 2018 and 2019 was 2,007 million yen and 2,118 million yen, respectively.

11.	Discontinued Operations

On February 12, 2016, the board of directors approved the abandonment of the MixRadio business. The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect.

The aggregated results of the discontinued operations for the six-month periods ended June 30, 2018 and 2019 are presented below.

	(In millions of yen)
	2018	2019
Revenues	16	0
Expenses	(6)	0

Profit before tax from discontinued operations	10	0
Income taxes on liquidation(1)	(3)	0

Profit for the period from discontinued operations (attributable to the shareholders of the Company)	7	0

(1)

The income tax expenses on liquidation for the six-month periods ended June 30, 2018 and 2019 are mainly due to the deductible temporary difference arising from the investment in MixRadio Limited, which incurred profit during the period.

The aggregated cash flow information of the discontinued operations for the six-month periods ended June 30, 2018 and 2019 are presented below.

	(In millions of yen)
	2018	2019
Operating	(17)	0
Investing	—	—
Financing	—	—

Net cash outflow	(17)	0

12.	Earnings per Share

The loss for the period and the weighted average number of shares used in the calculation of earnings per share are as follows:

For the six-month period ended June 30,

(In millions of yen, except number of shares)
	2018	2019
Profit/(loss) for the period attributable to the shareholders of the Company from continuing operations	2,905	(26,619)
Profit for the period attributable to the shareholders of the Company from discontinued operations	7	0

Total profit/(loss) for the period attributable to the shareholders of the Company for basic and diluted earnings per share	2,912	(26,619)

Weighted average number of total common shares	239,187,657	240,667,935
Weighted average number of total treasury shares	(1,370,955)	(1,811,667)

Weighted average number of common shares for basic earnings per share	237,816,702	238,856,268

Effect of dilution:
Stock options	2,259,851	—
Employee Stock Ownership Plan (J-ESOP)	133,726	—
Convertible bonds with stock acquisition rights	—	—

Weighted average number of total common shares adjusted for the effect of dilution	240,210,279	238,856,268

For the three -month period ended June 30,

(In millions of yen, except number of shares)
	2018	2019
Profit/(loss) for the period attributable to the shareholders of the Company from continuing operations	4,292	(16,300)
Profit/(loss) for the period attributable to the shareholders of the Company from discontinued operations	3	(5)

Total profit/(loss) for the period attributable to the shareholders of the Company for basic and diluted earnings per share	4,295	(16,305)

Weighted average number of total common shares	239,733,247	240,753,741
Weighted average number of total treasury shares	(1,726,304)	(1,646,615)

Weighted average number of common shares for basic earnings per share	238,006,943	239,107,126

Effect of dilution:
Stock options	2,057,227	—
Employee Stock Ownership Plan (J-ESOP)	118,150	—
Convertible bonds with stock acquisition rights	—	—

Weighted average number of total common shares adjusted for the effect of dilution	240,182,320	239,107,126

In calculating diluted earnings per share, share options and other potential shares are taken into account where their impact is dilutive.

Potential common shares used in the calculation of diluted earnings per share for the six-month period ended June 30, 2018, including Stock options and Employee Stock Ownership Plan (J-ESOP), representing 5,287,743 which were outstanding as of June 30, 2018 as they had a dilutive impact on profit per share from continuing operations.

Potential common shares used in the calculation of diluted earnings per share for the six-month period ended June 30, 2019, included Stock options, Employee Stock Ownership Plan (J-ESOP) and convertible bonds with stock acquisition rights, representing 23,192,999 shares which were outstanding as of June 30, 2019 as they had an anti-dilutive impact on loss per share from continuing operations.

13.	Fair Value Measurements

(1)	Fair value hierarchy

The Group referred to the levels of the fair value hierarchy for financial instruments measured at fair value on the Interim Condensed Consolidated Statement of Financial Position based on the following inputs:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

•

Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3 inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions that market participants would use in establishing a price.

Transfers between levels of the fair value hierarchy are recognized as if they have occurred at the beginning of the reporting period.

(2)	Fair value measurements by fair value hierarchy

Assets and liabilities measured at fair values on a recurring basis in the Interim Condensed Consolidated Statement of Financial Position as of December 31, 2018 and June 30, 2019 are as follows:

(In millions of yen)

December 31, 2018	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	—	—	10,261	10,261
Financial assets at FVOCI
Equity instruments	791	—	6,505	7,296
Debt instruments	—	18,005	—	18,005

Total	791	18,005	16,766	35,562

Financial liabilities at fair value through profit or loss
Put option liabilities	—	—	296	296

Total	—	—	296	296

(In millions of yen)

June 30, 2019	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	184	—	13,809	13,993
Financial assets at FVOCI
Equity instruments	788	—	6,196	6,984
Debt instruments	—	18,858	—	18,858

Total	972	18,858	20,005	39,835

Financial liabilities at fair value through profit or loss
Put option liabilities	—	—	293	293
Other	42	—	—	42

Total	42	—	293	335

There have been no transfers among Level 1, Level 2 and Level 3 during the fiscal year ended December 31, 2018 and six-month period ended June 30, 2019.

(3)	Reconciliations from the opening balance to the closing balance of financial instruments categorized within Level 3 are as follows:

(In millions of yen)

	2018			2019
	Financial assets at fair value through profit or loss	Financial assets at FVOCI	Put option liabilities	Financial assets at fair value through profit or loss	Financial assets at FVOCI	Put option liabilities
Fair value as of January 1	7,143	8,539	(486)	10,261	6,505	(296)
Total gain/(loss) for the period:
Included in profit or loss(1)	514	—	14	730	—	(5)
Included in other comprehensive income(2)	—	384	—	—	(160)	—

Comprehensive income/(loss)	514	384	14	730	(160)	(5)
Purchases	2,108	2,022	(8)	2,899	—	—
Sales and settlements	—	(113)	227	—	(136)	—
Others	30	(61)	(3)	1	—	8
Effect of exchange rate changes	(281)	(365)	11	(82)	(13)	0

Fair value as of June 30	9,514	10,406	(245)	13,809	6,196	(293)

(1)	This amount is included in “Other non-operating income” or “Other non-operating expenses” in the Group’s Interim Condensed Consolidated Statement of Profit or Loss.
(2)	This amount is included in “Net changes in fair value of equity instruments at FVOCI” in the Group’s Interim Condensed Consolidated Statement of Comprehensive Income.

(4)	Valuation techniques and inputs

Assets and liabilities measured at fair value on a recurring basis in the Interim Condensed Consolidated Statements of Financial Position

Financial asset at fair value through profit or loss

Financial asset at fair value through profit or loss categorized within Level 3 primarily consist of private equity investment funds, conversion or redemption rights of preferred stock. Conversion right and redemption right of preferred stock are measured at fair value using a binomial option pricing model as of December 31, 2018 and June 30, 2019. Private equity investment funds are measured at fair value based on net asset value, and preferred stocks are measured at fair value based on the most recent transactions, market approach or the discount cash flow model. Below is the quantitative information regarding the valuation technique and significant unobservable inputs used in measuring the fair value of financial asset at fair value through profit or loss classified as Level 3:

Valuation technique	Significant unobservable input	December 31, 2018	June 30, 2019
Market approach - market comparable companies	Revenue multiple	—	2.3
Discount cash flow model	Discount rate	16.0%	—
	Growth rate	2.0%	—
Binomial option pricing model	Comparable listed companies’ average historical volatility	53.3% - 54.0%	50.8% - 53.3%
	Discount rate	2.0% - 2.2%	1.5% - 2.0%

A significant increase (decrease) in the revenue multiple and the growth rate would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the unlisted equity securities.

A significant increase (decrease) in the comparable listed companies’ average historical volatility would result in a higher (lower) fair value of the conversion right and redemption right of preferred stock, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the conversion right and redemption right of preferred stock.

Financial liabilities at fair value through profit or loss

The financial liabilities at fair value through profit or loss categorized within Level 3 are the put option liabilities, options written on shares of subsidiaries, associates, and investments. Such put option liabilities are measured at fair value using mainly option pricing model or the Monte Carlo simulation. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain put option liabilities:

Valuation technique	Significant unobservable input	December 31, 2018	June 30, 2019
Option pricing model	Comparable listed companies’ average historical volatility	51.9%	51.9%
	Discount rate	1.8%	1.8%
Monte Carlo simulation	Comparable listed companies’ average historical volatility	43.1%	43.5%
	Discount rate	2.0%	1.6%

A significant increase (decrease) in the comparable listed companies’ average historical volatility would result in a higher (lower) fair value of the put option liabilities, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the put option liabilities.

Financial assets at fair value through other comprehensive income

Financial assets at FVOCI categorized within Level 2 mainly consist of bonds. Such bonds are measured at fair value using discounted cash flow model and using the observable input such as estimated yield rate when acquiring similar debt instruments as of December 31, 2018 and June 30, 2019.

Financial assets at FVOCI categorized within Level 3 mainly consist of unlisted equity securities. Unlisted equity securities are measured at fair value based on the models such as market approach model and discount cash flow model as of December 31, 2018 and as of June 30, 2019. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain unlisted equity securities:

Valuation technique	Significant unobservable input	December 31, 2018	June 30, 2019
Market approach - market comparable companies	Revenue multiple	1.3 - 9.1	4.1 - 14.8
	Liquidity discount	30.0%	30.0%
Discount cash flow model	Discount rate	—	15.0%
	Growth rate	—	2.0%

A significant increase (decrease) in the revenue multiple and growth rate would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the liquidity discount and discount rate would result in a lower (higher) fair value of the unlisted equity securities.

14.	Share-Based Payments

The Group has stock option incentive plans for directors and employees.

(1)	Stock Option Plan

For the stock options granted during the years ended December 31, 2013, 2014, and 2015, each stock option represents the right to purchase 500 common shares at a fixed price for a defined period of time. The exercise price of stock options, which were granted during the years ended December 31, 2013 was 344 yen, whereas that of those options, which were granted during the years ended December 31, 2014 and 2015 was 1,320 yen.

In the year ended December 31, 2017, the Company has granted 23,860 of stock options equivalent to 2,386,000 of common shares with the exercise price of 4,206 yen.

The fair value of stock options is determined using the Black-Scholes model, a commonly accepted stock option pricing method.

Stock options granted during the years ended December 31, 2013, 2014 and 2015 vest after two years from the grant date and are exercisable for a period of eight years from the vesting date. Stock options granted during the year ended December 31, 2017 vest 25% of stock options per year from the grant date and are exercisable from the vesting date until July 18, 2027.

Conditions for vesting and exercise of the stock options require that those who received the allotment of stock options continue to be employed by the Group from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors.

i.	Movements during the six-month period ended June 30, 2019

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, outstanding stock options on a per-common-share basis during the period:

	Common Stock Options
	Number (shares)	WAEP (yen per share)
Outstanding at January 1, 2019	3,738,300	2,245
Granted during the period	—	—
Forfeited during the period	(122,700)	4,147
Exercised during the period(1)	(359,000)	749
Expired during the period	—	—

Outstanding at June 30, 2019	3,256,600	2,338

Exercisable at June 30, 2019	2,309,900	1,573

(1)	The weighted average share price at the date of exercise of these options was 3,568 yen.

ii.	The exercise price and the number of shares for options outstanding as of June 30, 2019 are as follows:

Grant dates	Exercise price (yen)	Number (Shares)
December 17, 2013	344	334,500
February 8, 2014	1,320	634,000
August 9, 2014	1,320	121,000
November 1, 2014	1,320	118,500
February 4, 2015	1,320	786,500
July 18, 2017	4,206	1,262,100

The weighted average remaining contractual life for the stock options outstanding as of June 30, 2019 was 6.2 years.

iii.

The Group has recognized 881 million yen and 191 million yen of share-based compensation expenses in the Interim Condensed Consolidated Statement of Profit or Loss for the six-month periods ended June 30, 2018 and 2019, respectively.

(2)	Equity-settled Employee Stock Ownership Plan (J-ESOP)

The Group has a Group policy, the Regulations on Stock Compensation, which regulates an incentive for the employees in line with the stock price movement and for the purpose of securing excellent human resources and their long-term success.

In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 262,069 shares, 26,946 shares, 260,133 shares and 48,651 shares to the employees of the Group on July 18, 2017, January 1, 2018, July 20, 2018 and January 23, 2019 respectively. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. As the points vest, the trust grants the Company’s shares equivalent to the number of points, which the trust owns, to the employees of the Company and its domestic subsidiary.

Under the Regulations on Stock Compensation, the employees granted the points on July 18, 2017 are required to be employed by the Group until the vesting dates, which are set between April 1, 2018 and April 1, 2020. The employees granted the points on January 1, 2018 are required to be employed by the Group until the vesting dates, which are set between October 1, 2018 and October 1, 2020 and the employees granted the points on July 20, 2018 are required to be employed by the Group until the vesting dates, which are set between April 1, 2019 and April 1, 2021. The employees granted the points on January 23, 2019 are required to be employed by the Group until the vesting dates, which are set between October 1, 2019 and October 1, 2021.

i.	Movements during the six-month period ended June 30, 2019

The following table illustrates the movements in outstanding points during the six-month period ended June 30, 2019:

J-ESOP (Equity-settled)
Number (Points(1))
Outstanding at January 1, 2019	445,401
Granted during the period	48,651
Forfeited during the period	(20,761)
Exercised during the period	(127,804)
Expired during the period	(848)

Outstanding at June 30, 2019	344,639

Exercisable at June 30, 2019	6,165

(1)	One point is equal to one share.

ii.

The Group’s J-ESOP does not have an exercise price as the employees receive the number of shares equivalent to the points. The weighted average remaining contractual life as of June 30, 2019 was 1.1 years.

iii.	The fair value of the points issued on January 23, 2019 was the share price of the day the points were granted, 3,905 yen.

iv.	The expenses recognized in connection with share-based payments during the six-month period ended June 30, 2018 and 2019 are 282 million yen and 466 million yen, respectively.

(3)	Cash-settled Employee Stock Ownership Plan (J-ESOP)

In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 567,056 shares, 58,660 shares, 543,733 shares and 90,744 shares to the employees of the Group on July 18, 2017, on January 1, 2018, on July 20, 2018 and January 23, 2019, respectively. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. As the points vest, the trust sells the shares of the Company, which are equivalent to the number of points in the market and distributes the cash obtained from the transaction to the employees.

Under the Regulations on Stock Compensation, the employees granted the points on July 18, 2017 are required to be employed by the Group until the vesting dates, which are set between April 1, 2018 and April 1, 2020. The employees granted the points on January 1, 2018 are required to be employed by the Group until the vesting dates, which are set between October 1, 2018 and October 1, 2020. The employees granted the points on July 20, 2018 are required to be employed by the Group until the vesting dates, which are set between April 1, 2019 and April 1, 2021. The employees granted the points on January 23, 2019 are required to be employed by the Group until the vesting dates, which are set between October 1, 2019 and October 1, 2021.

i.	Movements during the six-month period ended June 30, 2019

The following table illustrates the movements in outstanding points during the six-month period ended June 30, 2019:

J-ESOP (Cash-settled)
Number (Points(1))
Outstanding at January 1, 2019	890,624
Granted during the period	90,744
Forfeited during the period	(42,765)
Exercised during the period	(267,542)
Expired during the period	(370)

Outstanding at June 30, 2019	670,691

Exercisable at June 30, 2019	2,772

(1)	One point is equal to one share.

ii.

The Group’s J-ESOP does not have an exercise price as the employees receive the amount of cash equivalent to the points. The weighted average remaining contractual life as of June 30, 2019 was 1.1 years.

iii.

The fair value of the points granted on January 23, 2019 as of the grant date and the measurement date were the share price as of the grant date of 3,905 yen and the share price of June 30, 2019 of 3,015 yen, respectively.

iv.	The expenses recognized in connection with share-based payments during the six-month periods ended June 30, 2018 and 2019 are 469 million yen and 643 million yen, respectively.

v.

The Group has respectively recognized 695 million yen of current liabilities and 263 million yen of non-current liabilities associated with Cash-settled J-ESOP in the Interim Condensed Consolidated Statement of Financial Position as of June 30, 2019, whereas 758 million yen of current liabilities and 669 million yen of non-current liabilities as of December 31, 2018.

vi.	The liabilities regarding the points vested but not yet paid as of December 31, 2018 and June 30, 2019 was 12 million yen and 8 million yen, respectively.

15.	Related Party Transactions

The following tables provides the total amount of related party transactions entered into during the six-month periods ended June 30, 2018 and 2019, as well as balances with related parties as of December 31, 2018 and June 30, 2019.

(1)	Significant related party transactions during the six-month period ended June 30, 2018, and outstanding balances with related parties as of December 31, 2018, are as follows:

(In millions of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Advertising service(1)	327	184
Subsidiary of parent company	NAVER Business Platform Corp.(2)	Operating expenses	4,231	(883)

(1)

LINE Plus Corporation and NAVER entered into an agreement for exchange of services in which LINE Plus Corporation provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus Corporation via NAVER’s web portal. The Group generated advertising revenues of 327 million yen in connection with the advertising services provided to NAVER for the six-month period ended June 30, 2018.

(2)	This subsidiary of NAVER provided IT infrastructure services and related development services to the Group.
(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.

(2)	Significant related party transactions during the six-month period ended June 30, 2019 and outstanding balances with related parties as of June 30, 2019, are as follows:

(In millions of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Underwrite of convertible bonds(1)	—	(72,007)
Parent company	NAVER	Advertising service(2)	344	188
Subsidiary of parent company	NAVER Business Platform Corp.	IT infrastructure services and related development services	4,320	(967)

(1)

During the year ended December 31, 2018, the Group issued Euro-yen convertible bonds with stock acquisition rights through two of the separate third-party allotments to NAVER Corporation amounted to 37,494.5 million yen (Zero coupon convertible bonds due September 2023) and 37,494.5 million yen (Zero coupon convertible bonds due September 2025). The amount shown for the outstanding payable balance is the liability measured at amortized cost as of June 30, 2019 excluding the equity components. Refer to Note 7 Financial assets and financial liabilities for further detail.

(2)

LINE Plus Corporation and NAVER entered into an agreement for exchange of service in which LINE Plus Corporation provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus via NAVER’s web portal. The Group generated advertising revenues of 344 million yen in connection with the advertising services provided to NAVER for the six-month period ended June 30, 2019.

(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.

(3)	The total compensation of key management personnel for the six-month periods ended June 30, 2018 and 2019 are as follows:

	(In millions of yen)
	2018	2019
Salaries (including bonuses)	477	294
Share-based payments(1)	490	265
Other	—	28

Total	967	587

(1)	Refer to Note 14. Share-Based Payments for further details.

Key management personnel include directors and corporate auditors of the Company.

16.	Business Combinations

Acquisition for the six-month period ended June 30, 2018

There was no significant business combination, individually or in aggregate.

Acquisition for the six-month period ended June 30, 2019

Not applicable.

17.	Principal Subsidiaries

Information on subsidiaries

The table below includes subsidiaries which were newly consolidated during the six-month period ended June 30, 2019, or subsidiaries in which the Company’s percentage of ownership changed during such period:

			Percentage of ownership
Name	Primary business activities	Country of incorporation	December 31, 2018	June 30, 2019
LINE Securities Corporation(1)	Financial services business	Japan	100.0%	51.0%
LINE Credit Corporation(2)	Financial services business	Japan	100.0%	51.0%

(1)

LINE Financial Corporation and Nomura Holdings, Inc. executed the capital injection in LINE Securities Corporation (renamed from LINE Securities Preparatory Corporation) in January 2019. As a result, the share of the Group decreased from 100.0% to 51.0%, resulting in LINE Securities Corporation became a specified subsidiary as its amount of share capital is greater than 10% of the Company’s share capital.

(2)

Mizuho Bank, Ltd., LINE Financial Corporation, and Orient Corporation executed the capital injection in LINE Credit Corporation in May 2019. As a result, the share of the Group decreased from 100.0% to 51.0%.

Ultimate parent company of the Group

The next senior and the ultimate parent company of the Group is NAVER, which is domiciled in Korea and listed on the Korea Stock Exchange.

18.	Investments in Associates and Joint Ventures

Third-party allotment by LINE Mobile Corporation

In April 2019, LINE Mobile Corporation, an associate of the Group, issued its new shares to a third party. As a result, the share of the Group decreased from 49.0% to 40.0% and the Group recorded the dilution gain of 948 million yen due to the third-party allotment. The Group’s carrying amount of investment in this associate was 8,065 million yen as of June 30, 3019.

Investment in PT. Bank KEB Hana Indonesia

The Group acquired 20.0% of PT. Bank KEB Hana Indonesia’s total number of outstanding shares in order to establish a business partnership in banking business in May 2019. Through the acquisition of shares of PT. Bank KEB Hana Indonesia, the Group has been conducting a purchase price allocation (“PPA”). It depends on its result, but the impact of the PPA on the Group’s share of profit/(loss) of associates and joint ventures may be significant. The Group’s carrying amount of investment in this associate was 14,898 million yen as of June 30, 2019.

19.	Subsequent Events

Issuance of Stock Warrant (Stock Option)

Pursuant to the resolution of the shareholders’ meeting held on March 28, 2019, and of the board of directors of the Company on July 9, 2019, the Company has granted stock warrants in the form of stock options (LINE Corporation 22nd Stock Option, LINE Corporation 23rd. Stock Option, LINE Corporation 24th Stock Option) to directors of the Company and executive officers and employees of the Company and its subsidiaries with the grant date of July 29, 2019.

Name of stock options	LINE Corporation 22nd Stock Option	LINE Corporation 23rd Stock Option
Title and number of grantees	Four of the Company’s directors	Three of the Company’s outside directors
Number of stock options	30,240	240
Class and number of shares to be issued upon exercise of stock options	3,024,000 of common shares	24,000 of common shares
Value of property to be contributed upon exercise of stock options	3,500 yen of the exercise price per share multiplied by number of shares granted	Same as on the left
Fair value of stock options at the grant date	121,080 yen per stock option (1,211 yen on a per-common-share basis)	150,790 yen per stock option (1,508 yen on a per-common-share basis)
Exercise period for stock options	From July 29, 2022 to July 8, 2029	Same as on the left

Name of stock options	LINE Corporation 24th Stock Option
Title and number of grantees	433 of the Company’s employees including executive officers and 506 of the Company’s subsidiaries’ employees
Total number of stock options	16,548
Class and number of shares to be issued upon exercise of stock options	1,654,800 of common shares
Value of property to be contributed upon exercise of stock options	3,500 yen of the exercise price per share multiplied by number of shares granted
Fair value of stock options at the grant date	142,176 yen per stock option (1,422 yen on a per-common-share basis)
Exercise period for stock options	From July 29, 2022 to July 8, 2029

Employee Stock Ownership Plan (J-ESOP)

The Group has a Group policy, the Regulations on Stock Compensation, which regulates an incentive for the employees in line with the stock price movement and for the purpose of securing excellent human resources and their long-term success.

In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 461,524 shares to the employees of the Group on July 29, 2019. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. As the points are vested, the trust should distribute either the Company’s shares equivalent to the number of points, which the trust owns, or the cash obtained by selling the shares of the Company, which are equivalent to the number of points, in the market to the employees.

Under the Regulations on Stock Compensation, the employees granted the points on July 29, 2019 are required to remain employed by the Group until the vesting dates, which are set between April 1, 2020 and April 1, 2022.

2	Others

Not applicable.